SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 0-19969
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Arkansas Best 401(k) Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Arkansas Best Corporation
3801 Old Greenwood Road
Fort Smith, Arkansas 72903

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Arkansas Best 401(k) Savings Plan
EIN 71-0673405 PN 002
Accountants’ Report and Financial Statements
December 31, 2005 and 2004

Arkansas Best 401(k) Savings Plan
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
Audit Committee of the Board of Directors
   Arkansas Best Corporation
Arkansas Best 401(k) Savings Plan
Fort Smith, Arkansas
We have audited the accompanying statements of net assets available for benefits of Arkansas Best 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Arkansas Best 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ BKD, LLP
Fort Smith, Arkansas
May 17, 2006
Federal Employer Identification Number: 44-0160260

Arkansas Best 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Investments
Mutual funds	$197,471,154	$173,213,569
Common stock of Arkansas Best Corporation	12,704,741	13,534,474
Other common stocks	5,438,654	6,422,142
Other	—	5,778
Participant loans	3,938,213	3,665,595

	219,552,762	196,841,558

Receivables
Employers’ contributions	478,683	486,103
Participants’ contributions	73,253	33,004
Other	61,381	51,444

	613,317	570,551

Net Assets Available for Benefits	$220,166,079	$197,412,109

See Notes to Financial Statements

Arkansas Best 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004

Investment Income
Net appreciation in fair value of investments	$9,379,161	$20,057,153
Interest and dividends	1,305,886	856,966

Net investment income	10,685,047	20,914,119

Contributions
Employers	4,172,723	3,771,064
Participants	13,778,539	12,516,959

	17,951,262	16,288,023

Total additions	28,636,309	37,202,142

Deductions
Benefits paid directly to participants	14,183,678	11,279,171
Administrative expenses	25,365	41,077

Total deductions	14,209,043	11,320,248

Net Increase Prior to Transfer	14,427,266	25,881,894

Transfer of Assets (To) From Other Plans	8,326,704	(29,352)

Net Increase	22,753,970	25,852,542

Net Assets Available for Benefits, Beginning of Year	197,412,109	171,559,567

Net Assets Available for Benefits, End of Year	$220,166,079	$197,412,109

See Notes to Financial Statements

Arkansas Best 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 1: Description of the Plan
The following description of the Arkansas Best 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the plan administrator.
     General
The Plan is a defined contribution plan which covers eligible employees of Arkansas Best Corporation and certain of its subsidiaries: ABF Freight System, Inc., ABF Cartage, Inc., Data-Tronics Corp., FleetNet America, LLC, Clipper Exxpress Company, and Land-Marine Cargo, Inc. (“Participating Companies” or collectively, the “Company”).
The Plan covers substantially all regular full-time employees of the Company, except for employees of a collective bargaining unit, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain levels of service, and leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
     Plan Merger
On July 31, 2005, The Clipper Exxpress Company Retirement Benefit Plan (the “Clipper Plan”) merged into the Plan. Effective August 1, 2005, Clipper Exxpress became a Participating Company in the Plan. Participants’ accounts maintained under the Clipper Plan, which totaled $8,291,558, were transferred to the Plan. Active participants of the Clipper Plan as of August 1, 2005 became fully vested in their participant account. Participants in the Clipper Plan eligible to participate in the Plan were granted prior service credit for eligibility and vesting under the Plan.
     Contributions
The Plan allows participants to contribute up to 50% of their annual compensation, as defined by the Plan, subject to certain limitations. Certain Participating Companies provide company matching contributions to each participant’s account under the Plan. An additional annual contribution may be made at the discretion of each Participating Company’s Board of Directors. For the years ended December 31, 2005 and 2004, no additional contributions were made.

Arkansas Best 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
For the years ended December 31, 2005 and 2004, the Plan allowed participant and Company matching contributions as outlined in the following table:

Percentage of Annual
Participant’s Compensation
	Participant	Company Matching
Participating Company	Contribution	Contribution

Arkansas Best Corporation	1% to 50%	50% of the first 6%

Data-Tronics Corp.	1% to 50%	50% of the first 6%

ABF Cartage, Inc.	1% to 50%	50% of the first 6%

ABF Freight Systems, Inc.	1% to 50%	50% of the first 6%

Land-Marine Cargo, Inc.	1% to 50%	50% of the first 6%

Clipper Exxpress Company	1% to 50%	100% of the first 4%

FleetNet America, LLC	1% to 50%	No Match
Participants direct the investment of their contributions as well as the Company’s contribution into various investment options offered by the Plan including 17 mutual funds, Arkansas Best Corporation common stock and the Brokerage Link self-directed account. The Plan’s investment committee may change the available investment options from time-to-time.
Effective January 31, 2005, a participant’s investment in either the Common Stock of Arkansas Best Corporation or the Brokerage Link Self-Directed Investment account is limited to 25% of the participant’s total account balance.
     Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution and related earnings and is charged with transaction processing and account administration fees.
     Vesting
Participants are immediately vested in their contributions plus earnings. Vesting in the Company’s contribution plus related earnings is based on years of continuous service. Participants employed after December 31, 2001 are fully vested after 3 years of continuous service. Participants employed before January 1, 2002 become fully vested after 5 years of continuous service. Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in Company contributions and related earnings. Any unvested Company contributions and related

Arkansas Best 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
earnings are forfeited upon termination. During 2005 and 2004, forfeitures of $23,884 and $26,000, respectively, were used to reduce the Company’s contribution.
     Payment of Benefits
Upon termination of service, a participant will receive a lump-sum amount equal to the vested balance of their account, which will be paid either as a direct rollover or directly to the participant.
     Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum calculated as the lesser of 50% of their vested account balance or $50,000 reduced by the participant’s highest loan balance in the preceding twelve-month period. The loans are secured by the balance in the participant’s account and bear interest at rates between 4% and 8%, which is commensurate with local prevailing rates as determined by the plan administrator.
     Administrative Expenses
All investment-related administrative charges are paid by the Plan as provided in the Plan document. All audit, legal and consulting fees incurred by the Plan are paid by the Company.
     Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
Note 2: Summary of Significant Accounting Policies
     Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments. Participant loans are valued at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Arkansas Best 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
     Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
     Plan Tax Status
The Plan obtained its latest determination letter on August 20, 2004, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust were designed and operated in compliance with the applicable requirements of the Internal Revenue Code as of December 31, 2005.
     Payment of Benefits
Benefit payments to participants are recorded upon distribution.
     Life Insurance Policies
Prior to July 1, 1987, the Plan offered an option to invest in allocated life insurance contracts. The Plan has no liability under these life insurance contracts and the contracts’ values are excluded from the assets of the Plan. Upon death of the participant, benefits are paid directly to the beneficiary from the insurance company. Any cash surrender value upon termination of a life insurance policy is paid directly to terminated participants or to the Plan for active participants.
Note 3: Investments
The Plan’s investments, which are directed by participants into the various investment options, are held by Fidelity Management Trust Company. The following table presents the Plan’s investments as of December 31, 2005 and 2004. Investments that represent 5% or more of net assets available for benefits as of December 31 are separately identified.

Arkansas Best 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

	2005	2004

Investments at Fair Value as Determined by Quoted Market Price
Mutual Funds
Fidelity Spartan U.S. Equity Index Fund	$40,739,318	$42,249,012
Dodge and Cox Stock Fund	30,727,991	23,802,150
Fidelity Retirement Money Market Portfolio	24,086,314	22,042,229
Fidelity Capital Appreciation Fund	22,797,797	21,230,769
Vanguard Target 2015 Fund	18,002,015	—
Fidelity Freedom 2010 Fund	––	17,165,151
Fidelity Low-Priced Stock Fund	17,228,946	13,687,114
PIMCO Total Return ADM Fund	11,881,003	10,061,253
Other Mutual Funds	32,007,770	22,975,891

Common Stocks
Arkansas Best Corporation	12,704,741	13,534,474
Other	5,438,654	6,422,142

Other Investments	––	5,778

	215,614,549	193,175,963

Investments at Estimated Fair Value
Participant Loans	3,938,213	3,665,595

Total investments	$219,552,762	$196,841,558

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value as follows:

	2005	2004

Investments at Fair Value as Determined by Quoted Market Price
Common stocks	$(133,471)	$5,097,514
Mutual Funds	9,512,632	14,959,639

Net appreciation in fair value	$9,379,161	$20,057,153

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2005 and 2004, were $1,305,886 and $856,966, respectively.

Arkansas Best 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 4: Related Party Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest. Transaction processing and account administration fees paid by the Plan to Fidelity Management Trust Company for 2005 and 2004 totaled $25,365 and $41,077, respectively.

Supplemental Schedule

Arkansas Best 401(k) Savings Plan
EIN 71-0673405 PN 002
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2005

Identity of Issuer		Description of Investment	Current Value

	Mutual Funds
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund, 922,539 shares	$40,739,318

	Dodge & Cox Funds	Dodge & Cox Stock Fund, 223,932 shares	30,727,991

*	Fidelity Management Trust Company	Retirement Money Market Portfolio, 24,086,314 shares	24,086,314

*	Fidelity Management Trust Company	Capital Appreciation Fund, 908,279 shares	22,797,797

	Vanguard Trust Company	Vanguard Target 2015 Fund, 1,570,856 shares	18,002,015

*	Fidelity Management Trust Company	Fidelity Low-Priced Stock Fund, 421,864 shares	17,228,946

	Pacific Investment Management Company	PIMCO Total Return ADM Fund, 1,131,524 shares	11,881,003

	Vanguard Trust Company	Vanguard Target 2025 Fund, 490,237 shares	5,770,095

	American Beacon Fund	ABF Intl Equity Fund, 230,002 shares	4,733,446

*	Fidelity Management Trust Company	Fidelity US Bond Index Fund, 328,688 shares	3,582,698

	Vanguard Trust Company	Vanguard Target 2035 Fund, 213,966 shares	2,623,222

*	Fidelity Management Trust Company	Spartan Extended Market Index Fund, 73,659 shares	2,558,921

	CRM, LLC	CRM Small Cap Value Fund, 78,236 shares	2,072,477

*	Fidelity Management Trust Company	Spartan International Index Fund, 55,333 shares	1,977,057

	Vanguard Trust Company	Vanguard Target 2005 Fund, 170,606 shares	1,864,725

	Vanguard Trust Company	Vanguard Target 2045 Fund, 137,383 shares	1,726,907

	Vanguard Trust Company	Vanguard Target Retirement Income Fund, 88,453 shares	923,447

	Common Stock

*	Arkansas Best Corporation	290,782 shares	12,704,741

	BrokerageLink Self-Directed Accounts

*	Fidelity Brokerage Services, LLC		9,613,429

	Participant Loans	Various loans with interest rates of 4% to 8%	3,938,213

			$219,552,762

*	Indicates party-in-interest to the Plan.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Arkansas Best 401(k) Savings Plan
/s/ David R. Cobb
June 27, 2006	David R. Cobb
Vice President Controller

EXHIBIT INDEX

Exhibit Number	Seq. Description	Page No.

23.1	Consent of BKD LLP	12